UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 16, 2019

Commission File Number 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant’s Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Integrated Media Technology Limited Announces Change in Registrant's Certifying Accountant

(a) Resignation of independent registered public accounting firm

Integrated Media Technology Limited ("IMTE" or the "Company") announces that on January 15, 2019, HKCM CPA & Co ("HKCMCPA" being the predecessor of HKCMCPA Company Limited) notified the Company that HKCMCPA has resigned as our independent registered public accounting firm.

HKCMCPA's reports on the financial statements for the years ended December 31, 2017, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or auditing principles.

During the period of HKCMCPA's engagement there were no disagreements between the Company and the former accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

(b) Appointment of new independent registered public accounting firm

On January 15, 2019, the Company appointed Ramirez Jimenez International CPAs ("RJI") as the Company's independent registered public accounting firm. This change in the Company's independent registered public accounting firm was approved by the board of directors on January 15, 2019.

In connection with the Company's appointment of RJI, the Company has not consulted with RJI regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report or oral advice was provided to the Company that RJI concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 16, 2019

Integrated Media Technology Limited

By:	/s/ Dr. Herbert Ying Chiu Lee
Name:	Dr. Herbert Ying Chiu Lee
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter to Securities and Exchange Commission from HKCM CPA & Co dated 15 January 2019